SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2007

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964 and 333-127013.

                                 RADVision Ltd.

6-K Items


     1.   Press  release  re   RADVISION(R)   and  Nortel  Team  to  Demonstrate
          Interactive Mobile Video Services on WiMAX at 3GSM World Conference 2007 dated February 8 , 2007.

     2. Press release re RADVISION(R) Exhibits Innovative Developer Tools, Platforms and Applications for Interactive Video Communications Applicable for Current and Next Generation IMS Networks at 3GSM World Congress 2007 dated February 12 , 2007.

     3. Press release re RADVISION(R) ProLab(TM) Testing Suite Deployed by SK Telecom for IOT Testing dated February 12, 2007.

     4. Press release re RADVISION(R) Announces Availability of the IMS DIAMETER Protocol Toolkit dated February 13, 2007.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION(R) and Nortel Team to Demonstrate Interactive Mobile Video Services on WiMAX at 3GSM World Conference 2007

Thursday February 8, 8:15 am ET

RADVISION's SCOPIA(TM) Interactive Video Platform and Nortel's WiMAX Solution Power Innovative Live Video Applications

FAIR LAWN, N.J.--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced that interactive video applications based on RADVISION's SCOPIA Interactive Video Platform are being demonstrated along with Nortel's WiMAX Solution at the 3GSM World Conference 2007 in Barcelona.

The SCOPIA Interactive Video Platform, targeted for the operator and service provider, makes possible new and exciting wireless multimedia communication services, which combine different sources of video from wireless 3G Devices, WiMAX devices, PCs, surveillance cameras and streaming content network sources, such as pre-recorded and live broadcasts. The multiple video streams are presented in a single screen with dynamic text overlay, with easy navigation and control via the wireless device. Advanced media processing capabilities ensure enhanced video feature functionality, such as text overlay and picture in picture, as well as assuring service access from any wireline and wireless video enabled terminal.

"Nortel brings expertise and innovative solutions across all access technologies, and adds real value to RADVISION's offering in this space," said Dr. Amnon Gavish, RADVISION VP of Mobility and Service Provider Business Development. "The successful demonstration of RADVISION's SCOPIA Interactive Video Platform with the WiMAX platform shows that together we can deliver value-added video services across multiple accesses. Applications that are offered on RADVISION's Interactive Platform today include mobile videoconferencing, mobile communities and video chat, video-enabled contact centers, interactive video portals and ringback clip. Our commitment to open standards, including WiMAX and MMD/IMS, promises a smooth and highly interoperable migration for operators deploying our IMS-ready products."

Nortel is providing the WiMAX network infrastructure along with a comprehensive WiMAX device ecosystem that simplifies and standardizes the way advanced services, including multimedia, are delivered to subscribers across the network.

The services to be shown at 3GSM World Congress demonstrate the SCOPIA Interactive Video Platform's successful utilization of the high bandwidth provided on Nortel's WiMAX platform, to deliver exciting new interactive video applications. Similar capabilities have also been demonstrated over Nortel's 3G CDMA 1xEV-DO Revision A solution.

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


Contact:
Corporate:
RADVISION
Tsipi Kagan
Chief Financial Officer
201-689-6340
cfo@radvision.com
or
Media:
Dukas Public Relations
Kristin Conforti
516-320-6839
kristin@dukaspr.com
or
Investor:
Comm-Partners LLC
June Filingeri
203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                                  Source: RADVISION

RADVISION(R) Exhibits Innovative Developer Tools, Platforms and Applications for Interactive Video Communications Applicable for

Current and Next Generation IMS Networks at 3GSM World Congress 2007

Monday February 12, 7:00 am ET

Utilizing the industry's most advanced technologies, the company introduces solutions that are ushering in a new age of interactive video for the 3G mobile and converged network arenas

BARCELONA, Spain--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, will be demonstrating its latest range of IMS developer and testing solutions, IMS-ready video platforms and a variety of available interactive video applications for UMTS, CDMA EV-DO, Cable, converged and other IP networks at 3GSM World Congress 2007, Stand 1D01, Hall 1. These solutions and services leverage the power of fixed mobile convergence to get 3G products and devices to market faster and help 3G operators and service providers drive traffic and increase revenues.

IMS Developer Solutions

RADVISION will be showcasing its IMS Express(TM), the complete IMS (IP Multimedia Subsystem) Developer Suite, which meets the needs of IMS client and server developers for the emerging IMS market. RADVISION's IMS Developer Suite includes IMS Protocol Toolkits, IMS Application Server Framework, a Client Framework and testing tools that provide all the necessary signaling and media infrastructure to easily and cost-effectively meet the IMS challenge. RADVISION will be showcasing its ProLab(TM) IMS Test Solution, SIP Server Platform, IMS SIP Developer Suite, DIAMETER and complementary Toolkits and platforms.

3G Interactive Video Platforms and Services

RADVISION is demonstrating a wide array of interactive visual communication applications enabling carriers and ASPs to offer a variety of enhanced video services to their customers no matter where they are - at home, at work or on the move.

Based on the company's robust, carrier-grade SCOPIA(TM) Interactive Video Platform and SCOPIA 3G Video Gateway, a broad range of 3G services will be demoed at the Congress include Mobile Video Conferencing, m-Learning, Video Ringback Clip(TM), PC-to-Mobile(TM), 3G Tubing(TM), Mobile Video Communities, and more.

This year RADVISION demonstrations will include several exciting partner applications that utilize RADVISION's Interactive Video Platform:

     o Numintel, a leading Spanish provider of voice IVR solutions will be demonstrating their new products in 3G technology. These include a video-enabled contact center, a mobile surveillance application and dynamic, personalized applications with database interactivity. All these services utilize the SCOPIA Interactive Video Platform's flexible API for interactive video application development.

     o Cestel, the leading Spanish provider of telecommunications, ITsolutions and 3G RAD (Rapid Application Development) platforms, will be demonstrating Cestel's iGATE solution to video enable legacy 2G IVR applications and 3GWeb SCE - service creation environment to deliver dynamic multimedia web content to 3G video handsets in real time.

     o TEAM COTE D'AZUR, located in the Conference's French Pavilion will allow visitors to remotely control a robot located in Nice. RADVISION will allow visitors to remotely control an innovative surveillance robot with a 3G phone. The mobile user will see what the robot sees, and control, via DTMF, camera panning and robot movement.

     o RADVISION and BroadSoft, a leading provider of VoIP application software, will demonstrate interoperability that combines BroadSoft's BroadWorks(R) VoIP application platform with RADVISION's SCOPIA Interactive Video Platform to provide video-enabled VoIP services converged over 3G mobile and landline video phones.

RADVISION's technology, applications and solutions demonstrate the power of interactive video services in current and converged next generation networks.

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION:
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                                  Source: RADVISION

RADVISION(R) ProLab(TM) Testing Suite Deployed by SK Telecom for IOT Testing

Monday February 12, 7:00 am ET

ProLab 3G-324M Video Test Platform Is Designed to Speed Up and Simplify IOT Based on GCF, IMTC and Media Quality Standards and Measurements

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced that its ProLab Testing Suite was selected for GCF IOT by SK Telecom, a pioneer in clearing the way to a next generation network arena that includes the development of 4th and 5th generation mobile communication technology.

"Most companies today face numerous challenges when carrying out IOT (Interoperability Testing) on 3G handsets, especially when they need to address video telephony," said Elie Cohen, Product Manager for the ProLab family of testing solutions for RADVISION's Technology Business Unit. "GCF and IMTC test cases contain important new features that complement the broad range of testing capabilities found in the ProLab Testing Suite. This complete solution conducts a wide range of tests, including call generation, monitoring, media quality and video quality."

The 3G video market has grown steadily over the last several years. RADVISION's audio and video quality measurement tools are based on industry standards, utilizing different metrics to achieve unprecedented video quality. A unique degraded video synchronization algorithm results in consistent and accurate results. In addition, the ProLab Testing Suite includes all the latest GCF test cases and constantly updates them as needed. This enables service providers and handset manufacturers to minimize testing cycles, deliver maximum audio and video quality and get products and services to market faster.

The GCF and PTCRB are certification organizations consisting of network operators, terminal manufacturers and accredited test laboratories. The GCF and PTCRB operate independent programs to ensure global conformance of 2G and 3G wireless terminals.

RADVISION's ProLab 3G-324M Test Solution enables 3G testing and plays a critical and vital role in the product development cycle. With hundreds of built-in plug-and-play scripts, test case media files, full 3G-324M simulation testing, and online analysis, ProLab 3G-324M provides a complete testing platform for exhaustive, pre-deployment testing. ProLab 3G-324M is fully compliant with latest industry standards.

RADVISION's ProLab 3G-324M Test Solution is part of RADVISION's ProLab Testing Suite, providing 3G-324M, SIP and IMS, "We believe the IOT Testing and video quality of our product will help boost 3G usage, by providing a high quality of service for the service provider on certified products," added Mr. Cohen. "Video telephony is an important service for early adopters in the multimedia field. RADVISION is committed to being a leader in the industry in terms of quality and value and is completely dedicated to delivering products that meet contract specifications and customer requirements."

For more information, see:
http://www.radvision.com/Products/TestingTools/ProLab/


About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
RADVISION
Corporate:
Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 4

Press Release                                                  Source: RADVISION

RADVISION(R) Announces Availability of the IMS DIAMETER Protocol Toolkit

Tuesday February 13, 7:00 am ET

The IMS DIAMETER Toolkit Joins the IMS Express(TM) - RADVISION's IMS Developer Suite - The Most Comprehensive Solution for Developers of Next Generation IMS Network Elements

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION (Nasdaq: RVSN -News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation IMS networks, today announced availability of the IP Multimedia Subsystem (IMS) DIAMETER Toolkit.

The RADVISION IMS DIAMETER Toolkit is a powerful software tool for the development of IMS DIAMETER-compliant network elements. The IMS DIAMETER Toolkit is standards-based (3GPP and TISPAN) and allows seamless integration with IMS based IP networks.

The RADVISION IMS DIAMETER Toolkit is part of RADVISION's IMS Developer Suite. The Suite includes all the signaling and media protocol toolkits, development frameworks, and testing tools needed to easily and cost-effectively meet the IMS challenge. The DIAMETER Toolkit works seamlessly with all RADVISION signaling protocol tools and enables the development of all IMS network entities. These include I-CSCF, S-CSCF, Application Servers, HSSs, Offline and Online charging functions.

"With the release of the IMS DIAMETER Toolkit, RADVISION offers the most complete suite of IMS-compliant development tools available in the market," said Adi Paz, Senior Director of Product Management and Marketing for RADVISION's Technology Business Unit. "With this release, we further strengthen our position as the industry leader in the emerging IMS market. As IMS is the basis of a truly converged network environment that encompasses 3G, wireline, packet cable and WiMAX, the market is eager to receive new IMS tools and solutions that help deliver products to market - fast and reliably."

The IMS DIAMETER Toolkit is available for all common operating systems. It is coded in ANSI C and cross-platform compatible. The open, object-oriented architecture delivers a programmer-friendly and highly flexible platform, and provides multiple API layers.

In addition to the IMS DIAMETER Toolkit, the RADVISION IMS Development Suite includes the IMS SIP Toolkit, the IMS SIP Server, MEGACO and RTP Toolkits, the IMS Client Developer Suite and the ProLab(TM) IMS Testing & Analysis Suite.

For further information on IMS, RADVISION has published a detailed white paper that can be downloaded from the company's Website at:
http://www.radvision.com/Resources/WhitePapers/ims_sip.htm

About RADVISION

RADVISION (NASDAQ: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP and 3G networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward looking statement.

Contact:
Corporate:
RADVISION Tsipi Kagan, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Kristin Conforti, +1 516-320-6839
kristin@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  February 28, 2007